February 7, 2025

Vincent Pilette
Chief Executive Officer
Gen Digital Inc.
60 E. Rio Salado Parkway, Suite 1000
Tempe, AZ 85281

        Re: Gen Digital Inc.
            Registration Statement on Form S-4
            Filed February 3, 2025
            File No. 333-284654
Dear Vincent Pilette:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Mitchell Austin at 202-551-3574 or Matthew Derby at 202-551-3334
with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:    Jennifer Lee